                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549






                                   FORM 11-K




                 Annual Report Pursuant to Section 15(d) of the
                        Securities Exchange Act of 1934





(Mark One)


/X/ Annual report pursuant to Section 15(d) of the Securities Act of 1934 (Fee required)


     For the fiscal year ended December 31, 1996





                                       OR






/ / Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)


For the transition period from ____________________to _______________________




Commission file number              33-63806
                       -------------------------------------------------------



                      The Raymond Corporation Savings Plan
------------------------------------------------------------------------------
                            (Full title of the plan)



                            The Raymond Corporation
------------------------------------------------------------------------------
          (Name of issuer of the securities held pursuant to the plan)



                    S. Canal Street, Greene, New York 13778
------------------------------------------------------------------------------
                    (Address of principal executive office)

                              REQUIRED INFORMATION

The Raymond Corporation Savings Plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two fiscal years ended December 31, 1996 and 1995, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                   The Raymond Corporation Savings Plan
                                   ------------------------------------
                                             (Name of Plan)


Date  June 27, 1997                    /s/ William B. Lynn
                                   ------------------------------------
                                           William B. Lynn
                                           Trustee

                                   APPENDIX 1

                      The Raymond Corporation Savings Plan


                         FINANCIAL STATEMENTS AS OF AND
                FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995,
              SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR ENDED
              DECEMBER 31, 1996, AND INDEPENDENT AUDITORS' REPORT

                      The Raymond Corporation Savings Plan



                                     Index



                               December 31, 1996


                                                                          Page
                                                                          ----
  I Required Information:
    Report of Independent Auditors ..................................       5
    Statement of Net Assets Available for Benefits, With Fund
     Information - 1996 .............................................       6
    Statement of Net Assets Available for Benefits, With Fund
     Information - 1995 .............................................       7
    Statement of Changes in Net Assets Available for Benefits, With
     Fund Information - 1996 ........................................       8
    Statement of Changes in Net Assets Available for Benefits, With
     Fund Information - 1995 ........................................       9
    Notes to Financial Statements ...................................      10


    Schedules
    Schedule of Assets Held for Investment Purposes as of
     December 31, 1996 ..............................................      16
    Schedule of Reportable Transactions .............................      17

 II Exhibit A - Consent of Independent Auditors .....................      18

                         Report of Independent Auditors

Trustees of The Raymond
    Corporation Savings Plan

We have audited the accompanying statements of net assets available for benefits of The Raymond Corporation Savings Plan as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's Trustees. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1996 and 1995, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1996, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


Syracuse, New York                                        /s/ Ernst & Young LLP
June 11, 1997,
    except for Note 8, as to which
    the date is June 16, 1997

                      The Raymond Corporation Savings Plan

      Statement of Net Assets Available for Benefits, With Fund Information

                                December 31, 1996



                                                                        Fund Information
                                   ----------------------------------------------------------------------------------------------
                                                                   Merrill Lynch Trust Company
                                   ----------------------------------------------------------------------------------------------
                                     Corporate     Basic              International            Retirement
                                        Bond       Value      Capital    Equity      Raymond    Reserves    Loan
                                        Fund       Fund         Fund      Fund      Stock Fund Money Fund   Fund         Total
                                   ----------------------------------------------------------------------------------------------

Assets
Investments, at fair value          $1,250,220  $3,649,195  $3,154,801  $1,260,164  $1,934,990  $ 535,309             $11,784,679
Participant loans receivable                                                                               $ 478,591      478,591
                                   ----------------------------------------------------------------------------------------------
Total investments                    1,250,220   3,649,195   3,154,801   1,260,164   1,934,990    535,309    478,591   12,263,270

Receivables:
   Employee contributions                6,247      15,614      15,530       7,632       6,582      3,042                  54,647
                                   ----------------------------------------------------------------------------------------------
Total receivables                        6,247      15,614      15,530       7,632       6,582      3,042          -       54,647

Cash                                       348       1,002       3,818       1,212       1,319        153                   7,852
                                   ----------------------------------------------------------------------------------------------
Total assets                         1,256,815   3,665,811   3,174,149   1,269,008   1,942,891    538,504    478,591   12,325,769
                                   ----------------------------------------------------------------------------------------------
Net assets available for benefits   $1,256,815  $3,665,811  $3,174,149  $1,269,008  $1,942,891  $ 538,504  $ 478,591  $12,325,769
                                   ==============================================================================================



                       See notes to financial statements.

Page7


                      The Raymond Corporation Savings Plan

      Statement of Net Assets Available for Benefits, With Fund Information

                                December 31, 1995



                                                                               Fund Information
                                   -------------------------------------------------------------------------------------------------
                                                                          Merrill Lynch Trust Company
                                   -------------------------------------------------------------------------------------------------
                                    Corporate     Basic               International              Retirement
                                       Bond       Value      Capital     Equity       Raymond     Reserves    Loan
                                       Fund       Fund         Fund       Fund       Stock Fund  Money Fund   Fund        Total
                                   -------------------------------------------------------------------------------------------------

Assets
Investments, at fair value          $1,162,708  $2,657,173  $2,327,348  $1,011,423   $2,109,411   $481,770             $ 9,749,833
Participant loans receivable                                                                                $490,692       490,692
                                   -------------------------------------------------------------------------------------------------
Total investments                    1,162,708   2,657,173   2,327,348   1,011,423    2,109,411    481,770   490,692    10,240,525

Receivables:
   Employee contributions                1,377       3,127       3,047       1,528        2,870        682                  12,631
   Interest and dividends                                                                            2,126                   2,126
                                   -------------------------------------------------------------------------------------------------
Total receivables                        1,377       3,127       3,047       1,528        2,870      2,808         -        14,757

Cash                                    18,180      42,653      39,881      19,201       15,137                            135,052
                                   -------------------------------------------------------------------------------------------------
Total assets                         1,182,265   2,702,953   2,370,276   1,032,152    2,127,418    484,578   490,692    10,390,334
                                   -------------------------------------------------------------------------------------------------
Net assets available for benefits   $1,182,265  $2,702,953  $2,370,276  $1,032,152   $2,127,418   $484,578  $490,692   $10,390,334
                                   =================================================================================================



                       See notes to financial statements.

                      The Raymond Corporation Savings Plan

Statement of Changes in Net Assets Available for Benefits, With Fund Information

                          Year ended December 31, 1996

                                                                                 Fund Information
                                    ------------------------------------------------------------------------------------------------
                                                                           Merrill Lynch Trust Company
                                    ------------------------------------------------------------------------------------------------
                                                                                                   Retirement
                                      Corporate      Basic    Capital   International   Raymond     Reserves
                                      Bond Fund   Value Fund    Fund     Equity Fund   Stock Fund  Money Fund Loan Fund    Total
                                    ------------------------------------------------------------------------------------------------
Additions to net assets
   attributed to:
Investment income:
   Net appreciation (depreciation)
     in fair value of investments    $  (37,411) $  270,753  $   63,042  $   11,744   $ (415,263)                       $  (107,135)
   Interest and dividends                74,623     232,986     281,907      57,876        7,497    $ 23,739  $ 29,225      707,853
                                    ------------------------------------------------------------------------------------------------
                                         37,212     503,739     344,949      69,620     (407,766)     23,739    29,225      600,718
Employee contributions                  224,302     610,449     549,923     267,533      224,927     128,305              2,005,439
                                    ------------------------------------------------------------------------------------------------
Total additions (subtractions)          261,514   1,114,188     894,872     337,153     (182,839)    152,044    29,225    2,606,157

Deductions from net assets
   attributed to:
Benefits paid to participants           104,670     244,312     123,473      89,333       50,307      58,627                670,722
                                    ------------------------------------------------------------------------------------------------
Net increase (decrease) prior to
   transfers                            156,844     869,876     771,399     247,820     (233,146)     93,417    29,225    1,935,435

Interfund transfers, net                (82,294)     92,982      32,474     (10,964)      48,619     (39,491)  (41,326)           -
                                    ------------------------------------------------------------------------------------------------
Net increase (decrease)                  74,550     962,858     803,873     236,856     (184,527)     53,926   (12,101)   1,935,435

Net assets available for benefits:
   Beginning of year                  1,182,265   2,702,953   2,370,276   1,032,152    2,127,418     484,578   490,692   10,390,334
                                    ------------------------------------------------------------------------------------------------
   End of year                       $1,256,815  $3,665,811  $3,174,149  $1,269,008   $1,942,891    $538,504  $478,591  $12,325,769
                                    ================================================================================================

                       See notes to financial statements.

                      The Raymond Corporation Savings Plan

Statement of Changes in Net Assets Available for Benefits, With Fund Information

                          Year ended December 31, 1995

                                                                           Fund Information
                                     ---------------------------------------------------------------------------------------------
                                                      PaineWebber                             Merrill Lynch Trust Company
                                     ---------------------------------------------   ---------------------------------------------
                                                                        Money
                                                         Equity        Market          Conversion      Corporate        Basic
                                        Bond Fund         Fund          Fund              Fund         Bond Fund      Value Fund
                                     ---------------------------------------------   ----------------------------------------------
Additions to net assets attributed
   to:
Investment income:
   Net appreciation (depreciation)
     in fair value of investments     $    152,970    $    541,842                                   $     28,192    $     71,658
   Interest and dividends                   59,361          28,694   $   25,924       $     67,657         19,101          67,783
                                     ---------------------------------------------   ----------------------------------------------
                                           212,331         570,536       25,924             67,657         47,293         139,441
Employee contributions                     167,299         301,848      144,654             55,415        120,548         305,613
Other additions                                                                             70,889
                                     ---------------------------------------------   ----------------------------------------------
Total additions                            379,630         872,384      170,578            193,961        167,841         445,054

Deductions from net assets
   attributed to:
Benefits paid to participants              165,585         159,649      129,622                  -         10,007          53,083
                                     ---------------------------------------------   ----------------------------------------------
Net increase (decrease) prior to
   transfers                               214,045         712,735       40,956            193,961        157,834         391,971

Transfer (from) PaineWebber to
   Merrill Lynch                        (2,387,612)     (3,597,271)    (949,460)         6,934,343
Interfund transfers, net                    (5,708)       (121,735)      39,097         (7,128,304)     1,024,431       2,310,982
                                     ---------------------------------------------   ----------------------------------------------
Net increase (decrease)                 (2,179,275)     (3,006,271)    (869,407)                 -      1,182,265       2,702,953

Net assets available for benefits:
   Beginning of year                     2,179,275       3,006,271      869,407                  -              -               -
                                     ---------------------------------------------   ----------------------------------------------
   End of year                        $          -    $          -   $        -      $           -   $  1,182,265    $  2,702,953
                                     =============================================   ==============================================

                          [RESTUBBED FROM TABLE ABOVE]

                                                                        Fund Information
                                     ---------------------------------------------------------------------------------------------
                                                                   Merrill Lynch Trust Company
                                     ---------------------------------------------------------------------------------------------
                                                                                       Retirement
                                          Capital     International      Raymond        Reserves
                                           Fund        Equity Fund     Stock Fund      Money Fund     Loan Fund        Total
                                     ---------------------------------------------------------------------------------------------
Additions to net assets attributed
   to:
Investment income:
   Net appreciation (depreciation)
     in fair value of investments      $    (33,973)   $     14,527   $    310,141                                 $   1,085,357
   Interest and dividends                   181,972           1,433            956     $   10,529    $   26,008          489,418
                                     ---------------------------------------------------------------------------------------------
                                            147,999          15,960        311,097         10,529        26,008        1,574,775
Employee contributions                      292,278         128,924        275,964         60,468                      1,853,011
Other additions                                                                                                           70,889
                                     ---------------------------------------------------------------------------------------------
Total additions                             440,277         144,884        587,061         70,997        26,008        3,498,675

Deductions from net assets
   attributed to:
Benefits paid to participants                13,420          11,566         81,736        181,834             -          806,502
                                     ---------------------------------------------------------------------------------------------
Net increase (decrease) prior to
   transfers                                426,857         133,318        505,325       (110,837)       26,008        2,692,173

Transfer (from) PaineWebber to
   Merrill Lynch                                                                                                               -
Interfund transfers, net                  1,943,419         898,834        347,329        595,415        96,240                -
                                     ---------------------------------------------------------------------------------------------
Net increase (decrease)                   2,370,276       1,032,152        852,654        484,578       122,248        2,692,173

Net assets available for benefits:
   Beginning of year                              -               -      1,274,764              -       368,444        7,698,161
                                     ---------------------------------------------------------------------------------------------
   End of year                         $  2,370,276    $  1,032,152   $  2,127,418     $  484,578    $  490,692    $  10,390,334
                                     =============================================================================================

                       See notes to financial statements.

                      The Raymond Corporation Savings Plan

                          Notes to Financial Statements

                           December 31, 1996 and 1995


1. Significant Accounting Policies

The accounting records of The Raymond Corporation Savings Plan (the "Plan") are maintained on the accrual basis.

Investments are stated at fair value. Securities which are traded on a national securities exchange are valued at the last reported sales price on the last business day of the year; securities traded in the over-the-counter market and listed securities, for which no sale was reported on that date, are valued at the average of the last reported bid and ask prices.

Participant loans are stated at their unpaid balances which approximate fair value in the aggregate.

The net appreciation (depreciation) in the fair value of investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments, is presented in the statement of changes in net assets.

Purchases and sales of securities are reflected on a trade-date basis. Gains or losses on sale of securities are based on the specific cost of investments sold.

Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

Benefit payments are recorded when paid.

2. Description of the Plan

General

The Plan is a defined contribution 401(k) salary reduction plan. Substantially all employees of The Raymond Corporation (the "Company") are eligible to participate in the Plan. Employees become eligible subsequent to completion of one year of service and their twenty-first birthday. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that

                      The Raymond Corporation Savings Plan

2. Description of the Plan (Continued)

affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Contributions

The Plan is funded entirely by employee contributions, which immediately become 100% vested. Participants elect to make pre-tax contributions between 1% and 15% of their compensation (between 1% and 20% through June 30, 1995) to the Plan through direct payroll withholdings subject to a maximum contribution of $9,500 for 1996 and $9,240 for 1995. The employee contribution can be changed quarterly. Individual participant accounts are credited for the respective gains or losses of the funds selected.

The Plan accepts rollover contributions or transfers from other qualified plans.

Investment Options

Since July 1, 1995, investments are held by Merrill Lynch Trust Company (the trustee). Upon enrollment in the Plan, participants have a choice of allocating their contributions in 1% increments to six funds. Investment elections can be changed daily through Interactive Voice Response. A brief description of these investment options follows:

    Raymond Stock Fund

    The Raymond Stock Fund invests in common stock of The Raymond Corporation. During 1996, the stock's market price ranged from a high of $22.62 to a low of $16.00. At December 31, 1996 and June 11, 1997 the market price was $17.375 and $34.00, respectively.

    Corporate Bond Fund

    The Corporate Bond Fund invests primarily in corporate fixed-income securities, such as corporate bonds and notes, convertible securities and preferred stocks.

    Basic Value Fund

    The Basic Value Fund seeks capital appreciation and income by investing in securities, primarily equities, that management of the fund believes are undervalued compared to their historical valuation.

                      The Raymond Corporation Savings Plan

2. Description of the Plan (Continued)

    Capital Fund

    The Capital Fund seeks to achieve the highest total investment return consistent with prudent risk utilizing equity, debt, and convertible securities.

    International Equity Fund

    The International Equity Fund seeks capital appreciation and income by investing in equity securities of issuers located in countries other than the United States.

    Retirement Reserves Money Fund

    The Retirement Reserves Money Fund seeks current income, the preservation of capital and liquidity, available from investing in a diversified portfolio of short-term money market securities.

Participant Loans Receivable

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan terms range from 1-5 years or up to 25 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined yearly by the Administrative Committee. Interest rates range from 6% to 9%. Principal and interest is paid ratably through payroll deductions.


    PaineWebber Bond Fund

    The PaineWebber Bond Fund invested mainly in fixed-income obligations, including government and private bonds, debentures, notes and certificates of deposit.

                      The Raymond Corporation Savings Plan

2. Description of the Plan (Continued)

    PaineWebber Equity Fund

    The PaineWebber Equity Fund invested primarily in capital stock of businesses other than the Company, bonds or other securities convertible into capital stock and shares of mutual funds.

    PaineWebber Money Market Fund

    PaineWebber Money Market Fund invested in short-term government obligations, bank certificates of deposit, commercial paper, banker's acceptances and shares of money market mutual funds.

 For 1995, the conversion fund represented a temporary investment conduit account which was utilized for the transfer of assets from PaineWebber to Merrill Lynch.

Payment of Benefits

Participants may borrow up to 50% of their accounts within certain specific limitations. Hardship withdrawals of up to 100% of employee contributions are available if Internal Revenue Service guidelines are met. Distributions, without penalty, may be made upon the attainment of age 59-1/2. Distributions resulting from retirement, death, or termination are made in the form of lump sum payments representing the entire amount of the participant's account at the valuation date.

Other

Detailed information about the plan agreement, the vesting and benefit provisions, and the allocation and investment provisions is provided in the Summary Plan Description which is available from the Trustees of the Plan.

3. Differences Between Financial Statements and Form 5500

A liability for amounts allocated to persons that have withdrawn from the Plan but not paid at year end does not require accrual in Plan financial statements but is required to be reported as a liability in the Plan's Form 5500 (Annual Return/Report of Employee Benefit Plans). Accordingly, benefits payable, which amount to $2,260 and $4,793 at December 31, 1996 and 1995, respectively, are reconciling items between the Plan financial statements and Form 5500.

                      The Raymond Corporation Savings Plan

4. Investments

The fair value of individual investments that represent 5% or more of the Plan's net assets as of December 31, 1996 and 1995 is as follows:

                                                                                   1996              1995
                                                                             -----------------------------------
    Common Stock:
        The Raymond Corporation                                                $   1,934,990     $   1,901,991

    Mutual Funds:
        Merrill Lynch Trust Company Basic Value Fund                               3,649,195         2,657,173
        Merrill Lynch Trust Company Capital Fund                                   3,154,801         2,327,348
        Merrill Lynch Trust Company Corporate Bond Fund                            1,250,220         1,162,708
        Merrill Lynch Trust Company International Equity Fund                      1,260,164         1,011,423

5. Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated April 22, 1996 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The plan administrator (The Raymond Corporation) believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and, therefore, the Plan is not subject to tax under present income tax law.

6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan, at any time, to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, each participant would continue to be fully vested in the value of his or her account. At termination, the net assets of the Plan would be distributed to each participant based upon his or her account balance as of the distribution date.

7. Transactions With Parties-in-Interest

The Raymond Corporation pays all legal, accounting and other administrative fees of the Plan. Each participant pays their allocated portion of investment transaction fees. The Plan has had no other agreements or transactions with parties-in-interest.

                      The Raymond Corporation Savings Plan

8. Subsequent Event

On June 16, 1997, The Raymond Corporation (the "Company") and BT Industries AB ("BT") announced that they have entered into a definitive merger agreement, pursuant to which BT will acquire all of the outstanding capital stock of the Company for $33.00 per share in cash. The agreement, which was unanimously approved by the Board of Directors of the Company, provides for a tender offer for the Company's outstanding shares to be launched by Lift Acquisition Company, Inc., a wholly owned subsidiary of BT. The merger is contingent upon certain conditions as defined in the definitive merger agreement, including approval by the Company's shareholders and certain U.S. regulatory authorities.

                      The Raymond Corporation Savings Plan

     Schedule of Assets Held for Investment Purposes as of December 31, 1996



               Identity of Issue, Borrower,                     Description of                            Current
                 Lessor, or Similar Party                         Investment              Cost             Value
-----------------------------------------------------------------------------------------------------------------------

Raymond Stock Fund                                               111,366 shares      $    1,796,204    $    1,934,990
                                                                                    =================================

Merrill Lynch Mutual Funds
Merrill Lynch Trust Company Basic Value Fund                     117,868 shares      $    3,310,224    $    3,649,195
Merrill Lynch Trust Company Capital Fund                         101,702 shares           3,125,187         3,154,801
Merrill Lynch Trust Company Corporate Bond
    Fund                                                         109,765 shares           1,260,809         1,250,220
Merrill Lynch Trust Company International Equity
    Fund                                                         111,028 shares           1,230,174         1,260,164
                                                                                    ---------------------------------
Total Mutual Funds                                                                   $    8,926,394    $    9,314,380
                                                                                    =================================

Merrill Lynch Money Fund
Merrill Lynch Trust Company Retirement Reserves                  535,309 shares      $      535,309    $      535,309
                                                                                    =================================

Loan Fund
Participant loans                                               6.00% to 9.00%       $            -    $      478,591
                                                                                    =================================

Total investments                                                                    $   11,257,907    $   12,263,270
                                                                                    =================================

                      The Raymond Corporation Savings Plan

                       Schedule of Reportable Transactions

                          Year ended December 31, 1996



                                                                                             Current
                                                 Number of     Number        Cost or         Value or       Net Gain
                 Description                     Purchases    of Sales      Proceeds           Cost          (Loss)
-----------------------------------------------------------------------------------------------------------------------

Category (i) - A Single Transaction in Excess of 5% of Plan Assets

                    Not applicable.

Category (iii) - A Series of Transactions in Excess of 5% of Plan Assets

CMA Government Securities Fund                       59                   $  1,642,277    $  1,642,277
                                                                  67         1,642,277       1,642,277

Merrill Lynch International Equity Fund              91                        416,920         416,920
                                                                  71           188,225         182,186      $  6,039

Merrill Lynch Basic Value Fund                      127                      1,073,466       1,073,466
                                                                  74           364,626         348,732        15,894

Merrill Lynch Capital Fund                          108                      1,128,420       1,128,420
                                                                  78           362,599         362,634           (35)

Merrill Lynch Corporate Bond Fund                    89                        349,369         349,369
                                                                  59           225,300         226,093          (793)

Raymond Stock Fund                                  107                        678,048         678,048
                                                                  89           224,986         185,361        39,625

                                  II. Exhibit A





                        Consent of Independent Auditors


We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-63806) pertaining to The Raymond Corporation Savings Plan of our report dated June 11, 1997 (except Note 8, as to which the date is June 16, 1997), with respect to the financial statements and schedules of The Raymond Corporation Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1996.





                                                /S/ Ernst & Young LLP

Syracuse, New York
June 26, 1997